# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 22nd Century Group, CIK 0001347858
CUSIP: 90137F707
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 321 Farmington Road, Mocksville, North Carolina (NC), 27028
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,531; sole dispositive power 0; shared dispositive power 28,531; aggregate amount beneficially owned 28,531 (4% of the class)
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 42,293; shared voting power 28,531; sole dispositive power 42,293; shared dispositive power 28,531; aggregate amount beneficially owned 70,824 (9.9% of the class)
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 28,531; sole dispositive power 0; shared dispositive power 28,531; aggregate amount beneficially owned 28,531 (4% of the class)

## Item 1. Issuer
Name of issuer: 22nd Century Group
Address of issuer's principal executive offices: 321 Farmington Road, Mocksville, NC 27028

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("IMF") with Ms. Kimberly Page, each of whom is a director of IMF. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by IMF. Iroquois Capital is the investment advisor for IMF and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its, his or her pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.

The Reporting Persons' ownership of the Issuer's securities includes 28,531 shares of Common Stock held directly by IMF and 42,293 shares of Common Stock held directly by ICIG.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. Such percentage is based on 713,994 shares of Common Stock of the Issuer outstanding as of August 14, 2026, as represented in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (08/24/2026)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe, President (08/24/2026)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (08/24/2026)